Exhibit 99.38

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

Equinox Gold Corp. (“Equinox Gold” or the “Company”)

Suite 730 - 800 West Pender Street
Vancouver BC V6C 2V6
Canada

Item 2:	Date of Material Change

August 2, 2018

Item 3:	News Release

A news release announcing the material change was issued on August 2, 2018, through the facilities of West Corporation’s GlobeNewswire and a copy was subsequently filed on SEDAR.

Item 4:	Summary of Material Change

On August 2, 2018, the Company announced that it had entered into a standby loan arrangement (the “Standby Loan”) with its Chairman, Ross Beaty, wherein he will make available up to US$12 million that can be used by the Company for the continued development, construction and general working capital requirements of the Company’s Aurizona Gold Mine located in Brazil.

Item 5.1:	Full Description of Material Change

At the time of its acquisition by Equinox Gold, Anfield Gold Corp. (“Anfield”) and its largest shareholder, Ross Beaty, offered future support to ensure cash receivable in relation to Anfield’s disposal of its Coringa project (the “Coringa Disposal”) would be realized by Equinox Gold prior to the end of 2018. The Company formalized this offer of support by entering into a Standby Loan with its Chairman, Ross Beaty, wherein he will make available up to US$12 million. The remaining US$12 million receivable under the Coringa Disposal is not due until December 2019 and, when received, will be used to repay any amounts drawn under the Standby Loan.

The Standby Loan is unsecured. In the event the Company draws on the loan and defaults on repayment, Mr. Beaty has the right to assume a share pledge the Company holds as security for its US$12 million receivable from Serabi Gold plc (“Serabi”).

The Standby Loan will bear interest and fees at commercial rates, draw availability will be from September 1, 2018 to December 20, 2019 and repayment will not be before the end of the draw availability period, which is expected after receipt of payment of US$12 million in relation to the receivable due from Serabi.

Mr. Beaty is considered a “related party” of Equinox Gold, and the loan transaction (the “Transaction”) constitutes a “related party transaction” within the meaning of Multilateral Instrument 61-101 Take-over Bids and Special Transactions (“MI 61-101”). The Transaction is exempt from the minority approval requirement of Section 5.6 of MI 61-101 as neither the fair market value of the Transaction, nor the fair market value of the consideration for the Transaction, exceeds 25% of Equinox Gold’s market capitalization. In addition, the Transaction does not require a formal valuation since the Transaction does not fall within any of paragraphs (a) to (g) of the definition of “related party transaction” under MI 61-101.

To the knowledge of Equinox Gold or any director or senior officer of Equinox Gold, after reasonable inquiry, no “prior valuations” (as defined in MI 61-101) in respect of Equinox Gold that relates to the Transaction, or is relevant to the Transaction, has been prepared within the 24 months preceding the date hereof.

All of the terms and conditions of the Transaction were reviewed and unanimously approved by the board of directors of Equinox Gold at a duly constituted meeting on August 2, 2018.

Item 5.2:	Disclosure for Restructuring Transactions

Not applicable.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

No information has been omitted.

Item 8:	Executive Officer

Susan Toews

General Counsel

Tel: (604) 558-0560

Item 9:	Date of Report

August 10, 2018

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